UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Ubiquiti Networks, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

90347A100
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	90347A100	13G	Page 2 of 38 Pages

1	NAME OF REPORTING PERSON Summit Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 20,095,543 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 20,095,543 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,095,543 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.9%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No.	90347A100	13G	Page 3 of 38 Pages

1	NAME OF REPORTING PERSON Summit Partners PE VII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited liability company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 20,095,543 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 20,095,543 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,095,543 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.9%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.	90347A100	13G	Page 4 of 38 Pages

1	NAME OF REPORTING PERSON Summit Partners PE VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 20,095,543 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 20,095,543 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,095,543 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.9%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No.	90347A100	13G	Page 5 of 38 Pages

1	NAME OF REPORTING PERSON Summit Partners Private Equity Fund VII-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 20,095,543 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 20,095,543 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,095,543 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.9%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No.	90347A100	13G	Page 6 of 38 Pages

1	NAME OF REPORTING PERSON Summit Partners Private Equity Fund VII-B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 20,095,543 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 20,095,543 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,095,543 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.9%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No.	90347A100	13G	Page 7 of 38 Pages

1	NAME OF REPORTING PERSON Summit Investors Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited liability company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 20,095,543 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 20,095,543 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,095,543 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.9%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.	90347A100	13G	Page 8 of 38 Pages

1	NAME OF REPORTING PERSON Summit Investors I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited liability company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 20,095,543 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 20,095,543 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,095,543 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.9%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.	90347A100	13G	Page 9 of 38 Pages

1	NAME OF REPORTING PERSON Summit Investors I (UK), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman exempted limited partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 20,095,543 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 20,095,543 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,095,543 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.9%
12	TYPE OF REPORTING PERSON (See Instructions) PN

Schedule 13G

Item 1(a).	Name of Issuer: Ubiquiti Networks, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices: 91 E. Tasman Drive, San Jose, CA 95134

Item 2(a).
Names of Persons Filing:  Summit Partners, L.P., Summit Partners PE VII, LLC, Summit Partners PE VII, L.P., Summit Partners Private Equity Fund VII-A, L.P., Summit Partners Private Equity Fund VII-B, L.P., Summit Investors Management, LLC, Summit Investors I, LLC and Summit Investors I (UK), L.P. (individually an “Entity” and collectively the “Entities”).

Summit Partners, L.P. is (i) managing member of Summit Partners PE VII, LLC, which is the general partner of Summit Partners PE VII, L.P., which is the general partner of Summit Partners Private Equity Fund VII-A, L.P. and Summit Partners Private Equity Fund VII-B, L.P., and (ii) the manager of Summit Investors Management, LLC, which is manager of Summit Investors I, LLC and the general partner of Summit Investors I (UK), L.P.

Item 2(b).
Address of Principal Business Office or, if None, Residence:  The address of the principal business office of Summit Partners, L.P., Summit Partners PE VII, LLC, Summit Partners PE VII, L.P., Summit Partners Private Equity Fund VII-A, L.P., Summit Partners Private Equity Fund VII-B, L.P., Summit Investors Management, LLC, Summit Investors I, LLC and Summit Investors I (UK), L.P. is c/o Summit Partners, 222 Berkeley Street, 18th Floor, Boston, Massachusetts 02116.

Item 2(c).
Citizenship:  Each of Summit Partners, L.P., Summit Partners PE VII, L.P., Summit Partners Private Equity Fund VII-A, L.P. and Summit Partners Private Equity Fund VII-B, L.P. is a limited partnership organized under the laws of the State of Delaware.  Each of Summit Partners PE VII, LLC, Summit Investors Management, LLC and Summit Investors I, LLC is limited liability company organized under the laws of the State of Delaware.  Summit Investors I (UK), L.P. is a Cayman exempted limited partnership.

Item 2(d).	Title of Class of Securities: Common Stock, $0.001 par value

Item 2(e).	CUSIP Number:	90347A100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.                      Ownership.

(a)     Amount Beneficially Owned:

Each of Summit Partners, L.P., Summit Partners PE VII, LLC, Summit Partners PE VII, L.P., Summit Partners Private Equity Fund VII-A, L.P., Summit Partners Private Equity Fund VII-B, L.P., Summit Investors Management, LLC, Summit Investors I, LLC and Summit Investors I (UK), L.P. may be deemed to own beneficially 20,095,543 shares of Common Stock as of December 31, 2011.

As of December 31, 2011, Summit Partners Private Equity Fund VII-A, L.P. was the record owner of 12,515,425 shares of Common Stock.  As of December 31, 2011, Summit Partners Private Equity Fund VII-B, L.P. was the record owner of 7,516,964 shares of Common Stock.  As of December 31, 2011, Summit Investors I, LLC was the record owner of 57,722 shares of Common Stock.  As of December 31, 2011, Summit Investors I (UK), L.P. was the record owner of 5,432 shares of Common Stock.

The shares held of record by Summit Partners Private Equity Fund VII-A, L.P., Summit Partners Private Equity Fund VII-B, L.P, Summit Investors I, LLC and Summit Investors I (UK), L.P. for the benefit of Summit Partners, L.P. are referred to herein collectively as the “Record Shares.” By virtue of the affiliate relationships among the Entities, each Entity may be deemed to own beneficially all of the Record Shares.  Hence, each Entity may be deemed to own beneficially 20,095,543 shares of Common Stock.

Each of the reporting persons expressly disclaims beneficial ownership of any shares of Ubiquiti Networks, Inc., except in the case of Summit Partners Private Equity Fund VII-A, L.P., Summit Partners Private Equity Fund VII-B, L.P, Summit Investors I, LLC and Summit Investors I (UK), L.P., in each case for the shares which it holds of record as provided in the prior paragraph.

(b)    Percent of Class:

Summit Partners, L.P.:  21.9%
Summit Partners PE VII, LLC:  21.9%
Summit Partners PE VII, L.P.:  21.9%
Summit Partners Private Equity Fund VII-A, L.P.:  21.9%
Summit Partners Private Equity Fund VII-B, L.P.:  21.9%
Summit Investors Management, LLC:  21.9%
Summit Investors I, LLC:  21.9%
Summit Investors I (UK), L.P.:  21.9%

The foregoing percentages are calculated based on the 91,850,697 shares of Common Stock reported to be outstanding in a Quarterly Report on Form 10-Q for Ubiquiti Networks, Inc. for the quarter ended December 31, 2011.

(c)    Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

0 shares for each reporting person

(ii)	shared power to vote or to direct the vote:

Summit Partners, L.P.:  20,095,543 shares
Summit Partners PE VII, LLC:  20,095,543 shares
Summit Partners PE VII, L.P.:  20,095,543 shares
Summit Partners Private Equity Fund VII-A, L.P.:  20,095,543 shares
Summit Partners Private Equity Fund VII-B, L.P.:  20,095,543 shares
Summit Investors Management, LLC:  20,095,543 shares

Summit Investors I, LLC:  20,095,543 shares
Summit Investors I (UK), L.P.:  20,095,543 shares

(iii)	sole power to dispose or direct the disposition of:

0 shares for each reporting person

(iv)	shared power to dispose or direct the disposition of:

Summit Partners, L.P.:  20,095,543 shares
Summit Partners PE VII, LLC:  20,095,543 shares
Summit Partners PE VII, L.P.:  20,095,543 shares
Summit Partners Private Equity Fund VII-A, L.P.:  20,095,543 shares
Summit Partners Private Equity Fund VII-B, L.P.:  20,095,543 shares
Summit Investors Management, LLC:  20,095,543 shares
Summit Investors I, LLC:  20,095,543 shares
Summit Investors I (UK), L.P.:  20,095,543 shares

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.  The reporting persons expressly disclaim membership in a “group” as used in 13d-1(b)(1)(ii)(K).

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.  This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.  We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Dated:  February ___, 2012.

SUMMIT PARTNERS, L.P. By: Summit Master Company, LLC, its general partner By: * Member	SUMMIT PARTNERS PE VII, LLC By: Summit Partners, L.P., its managing member By: Summit Master Company, LLC, its general partner By: * Member

SUMMIT PARTNERS PE VII, L.P. By: Summit Partners PE VII, LLC, its general partner By: Summit Partners, L.P., its managing member By: Summit Master Company, LLC, its general partner By: * Member
SUMMIT PARTNERS PRIVATE EQUITY FUND VII-A, L.P.
By: Summit Partners PE VII, L.P., its general partner
By: Summit Partners PE VII, LLC, its general partner
By: Summit Partners, L.P., its managing member
By: Summit Master Company, LLC, its general partner

By:                                 *
  Member

SUMMIT PARTNERS PRIVATE EQUITY FUND VII-B, L.P.
By: Summit Partners PE VII, L.P., its general partner
By: Summit Partners PE VII, LLC, its general partner
By: Summit Partners, L.P., its managing member
By: Summit Master Company, LLC, its general partner

By:                                 *
  Member
SUMMIT INVESTORS MANAGEMENT, LLC By: Summit Partners, L.P., its managing member By: Summit Master Company, LLC, its general partner By: * Member

SUMMIT INVESTORS I, LLC By: Summit Investors Management, LLC, its manager By: Summit Partners, L.P., its managing member By: Summit Master Company, LLC, its general partner By: * Member	SUMMIT INVESTORS I (UK), L.P. By: Summit Investors Management, LLC, its manager By: Summit Partners, L.P., its managing member By: Summit Master Company, LLC, its general partner By: * Member

*By: /s/ Robin W. Devereux
Robin W. Devereux
Power of Attorney**

**        Pursuant to Powers of Attorney attached hereto as Exhibit 2.